
WindHarvest
The Wind Harvester H-Type Turbine
Double the Energy from Existing Wind Farms
www.windharvest.com

A global wind energy resource is being wasted

The Problem:

Traditional Wind Turbine technology is not designed to harvest the turbulent energy from near-ground winds



Innovation – a new wind energy technology

The Solution:

H-Type ***Wind Harvester*** turbines specifically designed to profitably capture turbulent near-ground wind energy



Wind Harvester v3.0 on 13' towers.
Blade tips reach 59'. A pair are 82' wide.



Stand-alone opportunities where tall turbines cannot be approved



Complementary to existing tall turbines

WindHarvest

Wind Harvest business model

1. We sell *Wind Harvester* turbines to our own projects and projects developed by others.	2. We contract out the manufacturing and assembly.
3. We partner with sales licensees and project EPCMs	4. We share the wealth to rapidly expand near-ground wind harvesting

The technology magic

- 30+ years of engineering, prototyping and modeling
- Validated engineering models
- New patents that decrease costs and increase turbine efficiency



Windstar model 530G


Wind Harvesters
v2.0 - Finland (2013)
v3.0 Denmark (2014-2015)
v3.1 Texas (2021)
v3.2 Texas (2021)

WindHarvest

How we get to $1 Billion+ in sales through 2025



CLEAN ENERGY
HOLDINGS



One Town at a Time



AltaTerra

1. Complete the pro-formas on $50M in projects in our 2021-23 pipeline. All projects can lead to $100M+ regional and sub–market (e.g. telecommunication sites) sales.	2. Finance and install another $50-100M in pilot projects in wind farms in 2023-24	3. Meet project financing requirements of banks in 2023. Trigger $100M projects in 2024-25	4. Raise more capital through an IPO or C round to finance more projects.

WindHarvest

Wind Harvest's Competition

1. There isn't any yet.
2. There will be soon after we start selling *Wind Harvesters*.
3. Near-ground wind is a $500 **billion** market in the decades to come.



WindHarvest

Management team



President/CEO



Finance/Strategy



Engineering Manager



Senior Design Engineer



Caribbean Rep.
Environmental Scientist

We have the core of our engineering team.
We are seeking advisory members to help us find new key personal.
We will bring in new executives with our Series A2 round.

WindHarvest

Financials – Partnerships set-up rapid growth

- Project partners manage process, share risks
- Competitors license our patents
- Licensees sell to distributed projects by region and type
- Wind farm owners support pilot projects



WindHarvest

2021 Milestones

Q1: Operational "Pilot Project" turbine (v3.1)

Q2: Completion of v3.2 design and confirm model accuracy with v3.1 data

Q3: Installation and testing v3.2 turbine 1m from v3.1

Q3: Close $30-50M Series A-2 financing;

Q4: Order 2+MW (28 v3.2 turbines including 16 for Solano Project below)



WindHarvest

Investment Offering – Wind Harvest Pilot Project, Inc.

- Promissory Notes with WHPP with 8-10% interest
- Pro-rata share in sale of Wind Harvest stock
  - *6400 shares per $1000 invested
- $3 million in the offering
- Lead investor benefits – 2000 shares per $1000

WindHarvest

WHI 7 Year Financial Projections

P&L - Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
# Units Sold (70kW equivalent)	0	25	186	1,019	5,514	15,829	43,743
MWs Sold	0	2	13	71	386	1,108	3,062
Revenue (in $M)	0.0	5.5	35	163	878	2,242	6,197
Manufacturing CoGS	0.0	(4.1)	(27.2)	(133)	(717)	(1,899)	(5,249)
Gross Margin	0.0	1.4	7.8	30	161	343	948
Profit on Service contracts	0	0.0	0.1	0.5	2.7	7	19
License Income to Wind Harvest	0.0	1.1	6.2	23.6	129	274	758
Revenue from WH Owned Projects	0.0	0.2	1.3	5.5	12.4	16	16
Sales, Gen & Admin Costs	(2.0)	(4.9)	(5.9)	(8.8)	(14.0)	(19.4)	(32.2)
EBITDA	(2.0)	(3.6)	1.7	20.9	130.1	278	761
Dep & Amort							
EBIT	(2.0)	(3.6)	1.7	20.9	130	278	761
Payments on loans from WHPP	(0.18)	(0.28)	(0.28)	(0.28)	(0.28)	(0.28)	(3.28)
Income before Taxes	(2.1)	(3.9)	1.5	20.6	129.8	277.6	758
Taxes (loss carried ends yr 4)				(5)	(32)	(69)	(190)
Net Income	**(2.1)**	**(3.9)**	**1.5**	**15.5**	**97.4**	**208.2**	**569**
Retained Earnings	*(2.1)*	*(6.1)*	*(4.6)*	*10.9*	*108.2*	*316.4*	*885*

WindHarvest

*In millions of dollars

Contacts

Kevin Wolf, President and CEO
kwolf@windharvest.com

Cornelius Fitzgerald, Director of Finance and Strategy
cfitzgerald@windharvest.com

To Invest, visit www.wefunder.com/windharvest

WindHarvest

12